Filed by Lightning-A Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

The below communication was sent by Livent Corporation’s (“Livent”) Chief Executive Officer, Mr. Paul Graves, to the employees of Livent on June 21, 2023.

From: Paul Graves

To: All Livent Employees

Dear Livent Team,

It has been one month since we announced our merger agreement with Allkem, and I wanted to provide you with an update on our progress and what you can expect in the coming months.

Over the last month, we have started an extensive program of engagement across customers, government officials and shareholders regarding the proposed transaction. From my initial conversations, our top customers are very supportive of the proposed merger. Our strategic rationale for combining our companies is clear.

We are also actively engaging with government officials. As you know, the EV transition is a policy priority for many governments around the world. On the regulatory front, we have already made many of the required initial filings and will continue to work closely with antitrust regulators and other government authorities to quickly respond to their inquiries as part of our goal to close in the fourth quarter of 2023.

As we have stated before, the transaction will also require the approval of both sets of shareholders of Livent and Allkem. We are engaging with our shareholders and preparing for the Livent shareholder vote that we are targeting to hold later in the year to approve the proposed merger. Given Allkem also requires approval from its shareholders, albeit through a slightly different process, Gilberto Antoniazzi, Dan Rosen and I are meeting with investors and analysts in Australia this week, to help them better understand the Livent business model and our industry leading capabilities, as well as the value-creating logic of the proposed combination.

While we will continue to operate as two separate companies until the transaction closes, our teams are planning for the integration process to ensure a smooth transition into our next chapter as a combined company. We will establish a single Integration Management Office (IMO) with representatives from both companies conducting pre-integration planning prior to the deal closing. We are also working to finalize the management structure by aiming to appoint the future leadership team before the end of June.

Finally, we are working together to identify a new name and a new location for the corporate headquarters for the combined company, and will communicate them prior to the closing of the transaction. However, for those of you based in Philadelphia please be assured that we will not be closing the Philadelphia office and all employees who work there today will retain the option to continue to work in that location in the future.

The transaction remains on track to close by the end of 2023. We want to make sure everyone is informed throughout the process, so we will regularly communicate transaction updates and key milestones.

As always, if you receive any external enquiries about the merger, please direct them to our Communications Team or contact Juan Carlos Cruz directly.

I ask that you stay focused on being safe and delivering the results we need for the year. Thank you for your continued dedication and hard work.

Sincerely,

Paul Graves
Livent President & CEO

No offer or solicitation

This communication and the information contained in it is provided for information purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem Limited (“Allkem”), Livent Corporation (“Livent”) or Lightning-A Limited (“NewCo”), or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional information and where to find it

Livent and NewCo plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, LIVENT, ALLKEM, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC's website (at www.sec.gov). Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Allkem, Livent, NewCo and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Livent’s security holders in connection with the Transaction. Information about Livent’s directors and executive officers is set forth in Livent’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated August 25, 2022, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Livent security holders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This announcement contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this announcement and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the future performance of Livent, Allkem and NewCo (the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this announcement contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Livent for Livent and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the Merged Group and the future operation of Livent and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the Transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, NewCo’s business.

In addition, other factors related to the Transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Allkem’s and Livent’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of NewCo’s shares to be issued in the Transaction; disruptions of Allkem’s and Livent’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the Transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the directors and management of Livent for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Livent assumes no obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the Merged Group, or the subject matter of this announcement), create an implication that there has been no change in the affairs of Livent since the date of this communication.